780 North Water Street Milwaukee, WI 53202-3590 TEL 414-273-3500 Fax 414-273-5198 www.gklaw.com

May 25, 2011

VIA EDGAR

Mr. William Schroeder

Mr. Paul Cline

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

RE:

CIB Marine Bancshares, Inc.
Form 10-K for Fiscal Year Ended December 31, 2010
Filed March 25, 2011
File No. 000-24149

Dear Messrs. Schroeder and Cline:

On behalf of CIB Marine Bancshares, Inc. (the “Corporation”), this letter is to confirm the telephone exchange on May 20, 2011 between Mr. Schroeder and me regarding an extension on the date to respond to the May 19, 2011 Comment Letter from the SEC.  The Corporation will respond to the May 19, 2010 Comment Letter on or before Friday, June 17, 2011.  The Corporation requires this additional time to respond due to the technical nature of the comments received and its need to coordinate its response with its independent registered public accounting firm.

Please contact me at (414) 287-9222 if you have any questions.

Very truly yours,

GODFREY & KAHN, S.C.

/s/ Patrick S. Murphy

Patrick S. Murphy

cc:

Daniel Rasmussen

OFFICES IN MILWAUKEE, MADISON, WAUKESHA, GREEN BAY AND APPLETON, WI, AND WASHINGTON DC

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